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                           February 2, 2024

       Kimball Carr
       Chief Executive Officer
       Inspire Veterinary Partners, Inc.
       780 Lynnhaven Parkway
       Suite 400
       Virginia Beach, Virginia 23452

                                                        Re: Inspire Veterinary
Partners, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 31,
2024
                                                            File No. 333-276790

       Dear Kimball Carr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Mason Allen, Esq.